EXHIBIT 7.1

RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges

for SEK excluding the S-system

on the Basis of U.S. Accounting Principles

(Skr millions, except for ratios)

	Year ended December 31,
	2006	2005		2004	2003	2002
Fixed Charges:
Interest expenses	6,236.7	5,184.0		4,364.9	4,091.4	3,778.5

Earnings:
Net profit (loss)	2,146.2	-1,537.9		1,076.7	643.2	2,613.4
Taxes	849.2	-582.2		418.8	250.1	1,016.5
Fixed charges	6,236.7	5,184.0		4,364.9	4,091.4	3,778.5
	9,232.1	3,063.9		5,860.4	4,984.7	7,408.4
Ratio of earnings to fixed charges	1.48	0.59	*	1.34	1.22	1.96

*              Earnings are inadequate to cover fixed charges by Skr 2,120.1 million for the year ended December 31, 2005.